SILVERMEX RESOURCES INC.

CHARTER for the AUDIT COMMITTEE
of the BOARD OF DIRECTORS

A.  MANDATE

The Audit Committee is to assist the Board of Directors of Silvermex Resources Inc. in fulfilling its financial oversight responsibilities. The Committee is to serve as an independent and objective party that will approve, evaluate, advise and make recommendations to the Board, in accordance with this charter, to:

a.	ensure that the Company’s management has designed and implemented an effective system of financial reporting and internal accounting control policies and practices of the Company;

b.	monitor the quality and integrity of the Company’s financial statements and related financial disclosure;

c.	review the Company's compliance with legal and regulatory requirements as they relate to financial reporting, taxation matters and disclosure of financial information;

d.	carry out effective oversight of and monitor the qualifications and independence of the Company’s external auditor; and

e.	carry out effective oversight of management's duties regarding financial risks encountered by the Company.

B.    COMPOSITION AND MEETINGS

1.

The Committee will consist of a minimum of three “financially literate” (as defined by National Instrument 52-110, Audit Committees (NI 52-110)) members of the Board appointed by the Board. Subject to the Company’s Articles, the Board will appoint the members of the Committee, annually, at its annual general meeting of the shareholders. The Board may at any time remove or replace any member of the Committee and may fill any vacancy of the Committee.

2.	Unless exempted by NI 52-110 or other applicable securities legislation, a majority of the members of the Committee will be “independent” (as defined by NI 52-110).

3.	Unless the Board appoints a Chair of the Committee, the members of the Committee will elect a Chair by a majority vote among the members of the Committee.

4.

Attendance by invitation at all or a portion of Committee meetings is determined by the Committee Chair or its members and would typically include the Chief Financial Officer of the Company, the external auditor, and such other corporate officers, advisors, or support staff as may be deemed appropriate. The Committee may also exclude from its meetings any person it deems appropriate to exclude to carry out its responsibilities.

5.	Meetings of the Committee will be conducted as follows:

a.

Regular meetings of the Committee will be held at least four times each year (in conjunction with the quarterly financial statements filings), or more frequently as circumstances require. The external auditor or any member of the Committee may request a meeting of the Committee by making such request to the Committee Chair.

b.	Meetings will be called by the Chair or by a majority of the Committee members, and usually in consultation with the management of the Company.

c.

The external auditor will be given notice of and have the right to attend each meeting concerning the Company’s annual financial statements and, if the Committee feels it is necessary, at every other meeting.

d.	Meetings are chaired by the Committee Chair or, in the Chair’s absence, by a member chosen by the Committee from among themselves.

e.	A quorum for the transaction of business at any meeting of the Committee is a majority of independent Committee members.

f.

To foster open communication, the Committee will meet separately, at least once annually, with each of management and the external auditor to discuss any matters that the Committee or any of these groups believes would be appropriate to discuss privately.

The minutes of such private meetings will be recorded separately as “in camera” minutes of the group that meets privately.

g.

The Corporate Secretary of the Company will provide for the delivery of notices, agendas and supporting materials to the Committee members at least five (5) days prior to the date of the meeting, except in unusual circumstances.

h.	Meetings may be conducted with members present, or by telephone or other communications facilities which permit all persons participating in the meeting to hear or communicate with each other.

i.	A written resolution signed by all Committee members entitled to vote on that resolution at a meeting of the Committee is as valid as one passed at a Committee meeting.

j.	The Secretary of the Company will be the secretary for the Committee and keep a record of minutes of all meetings of the Committee.

k.

Minutes of the meetings of the Committee, prepared in draft, will be distributed by the Corporate Secretary of the Company to all members of the Committee within seven (7) working days of each meeting, and will be submitted for approval at the next regular meeting of the Committee.

C. DUTIES AND RESPONSIBILITIES OF THE AUDIT COMMITTEE

The following functions will be the duties and responsibilities of the Committee in carrying out its mandate. To perform any of its duties and responsibilities, the Committee, at its discretion, will have access to any officers and employees of the Company, the Company’s internal and external auditor, and financial-related information respecting the Company, and the right to retain the services of special independent legal, accounting and tax consultants, as the Committee considers necessary or advisable.

1. General Responsibilities

The Committee’s general responsibilities are:

a.

to consider any matters which, in the opinion of the Committee or at the request of the Board, would assist the Board in the discharge its responsibilities relating to the Company’s accounting principles, reporting practices and internal controls, and its approval of the Company’s annual and quarterly consolidated financial statements and related financial disclosure;

b.	to require the external auditor to report directly to the Committee;

c.

to establish specific pre-approval policies and procedures for the pre-approval of all non- audit services, ensuring such policies and procedures, at a minimum, meet the criteria set out in NI 52-110 and the guidance in Companion Policy 52-110;

d.

to obtain reasonable assurance by discussions with and reports from management and the external auditor, that the accounting systems are reliable and that management has designed, implemented and is maintaining an effective system of internal financial control;

e.	to oversee compliance with regulatory authority requirements for disclosure of external auditor services and the activities of the Committee;

f.	to review annually the adequacy of this Committee Charter and recommend any required changes to the Board;

g.	ensure that processes are in place to annually evaluate the performance of the Committee; and

h.	to provide to the Board reports and minutes of Committee meetings and a report on the Committee’s fulfillment of its duties and responsibilities under this Charter.

2. Financial Information Preparation, Review, and Public Disclosure

The duties of the Committee relating to financial information preparation, approval, and disclosure responsibilities are:

a.

to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, and periodically assess the adequacy of those procedures;

b.

to review, and recommend to the Board for approval, the annual audited and quarterly financial statements, annual and quarterly management discussion and analysis, and annual and interim earnings press releases before the Company discloses them;

c.

to review, and recommend to the Board for approval the financial sections of all public disclosure documents, including the annual report, if applicable, annual management information circular and proxy materials, annual information form, if applicable, prospectuses, news releases discussing financial related information, and any other public reports of a financial nature requiring approval by the Board prior to disclosure to the public or any regulatory authority;

d.

to review any report of management which accompanies published financial statements to be published in the annual report to the Company’s shareholders (to the extent such a report discusses the financial position or operating results) for consistency of disclosure with the financial statements themselves;

e.	to discuss and assess with management and the external auditor:

i.	the appropriateness of accounting policies and financial reporting practices used by the Company;

ii.	any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Company;

iii.	any new or pending developments in accounting and reporting standards that may affect or impact on the Company;

iv.	identification of the Company’s principal financial risks and uncertainties and the systems to manage such risks and uncertainties;

v.

the integrity including, the effectiveness of the Company’s disclosure controls and procedures, internal control and management information systems and any steps to be adopted in light of material control deficiencies;

vi.	the key estimates and judgments of management that may be material to the financial reporting of the Company;

vii.

any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company’s financial statement or accounting policies; and

viii.	the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements;

f.	to discuss with the external auditor, matters relating to the conduct of the audit, including:

	i.	the adoption of, or changes to, significant accounting principles and practices as suggested by the external auditor, internal auditor, or management; and

	ii.	the management inquiry letter provided by the external auditor and the Company’s response to that letter;

g.

to review any litigation, claim or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the Company, and the manner in which these matters have been disclosed in the financial statements; and

h.	to review any claims of indemnification pursuant to the Articles of the Company.

3.   Oversight of External Auditor

The duties of the Committee related to its external auditor oversight responsibilities are:

a.

to be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review, or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

b.	assess the performance of the external auditor and consider, for recommendation to the

Board and annual appointment by the Company’s shareholders, the external auditor to be nominated for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the Company;

c.	to ensure that the external auditor is in good standing with the Canadian Public Accountability Board and enquiring if there are any sanctions imposed by the CPAB on the external auditor;

d.	to recommend to the Board the compensation of external auditor;

e.	to ensure the independence of the external auditor by, but limited to, the following:

i.

reviewing and discussing with the external auditor any relationships or services that may impact the objectivity and independence of the external auditor, including determining which non-audit services the external auditor is prohibited from providing;

ii.	reviewing and approving the Company’s hiring policies regarding partners, employees and former partners and employees of the Company’s present and former external auditor; and

iii.	reviewing the fees paid to the external auditor or its affiliates for non-audit services, and consider the impact on the independence of the external audit work;

f.

unless meeting the criteria of a de minimus non-audit service as set out under ss.2.4 of NI 52-110, to pre-approve all non-audit services to be provided to the Company or its subsidiary entities by its external auditor or the external auditor of the Company’s subsidiary entities. If and when applicable, the Committee may delegate to one or more independent members of the Committee the authority to pre-approve non–audit services provided that such pre-approval by one or more independent members with such authority, will be presented to the Committee at its first scheduled meeting following such pre-approval. All pre-approvals will be made according to the pre-approval policies and procedures specified in advance by the Committee;

g.

to review and assess the terms of the annual external audit engagement including, but not limited to, staffing, objectives and scope of the external audit work materiality limits, audit reports required, areas of audit risk, audit timetable, and the proposed fees;

h.	to review with the external auditor the results of the annual external audit examination including, but not limited to the following:

i.	any significant accounting or financial reporting issues,

ii.	the auditor’s evaluation of the Company’s system of internal accounting controls, procedures and documentation;

iii.

the post-audit or management letter containing any findings or recommendations of the external auditor including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses; and

iv.	any other matters which the external auditor should bring to the attention of the Committee;

i.

to determine whether the external auditor encountered any difficulties in the course of the audit work, including any restriction on the scope of activities or access to requested information, and any significant disagreement with management;

j.

to annually request the external auditor to provide its views on the quality (not just the acceptability) of the Company’s annual and interim financial reporting. Such quality assessment should encompass judgments about the appropriateness, aggressiveness or conservatism of estimates and elective accounting principles, or methods and judgments about the clarity of disclosures; and

k.

when there is to be a change in external auditor, review all issues related to the change, including the information to be included in the notice of change of auditor called for under applicable securities legislation and the rules and policies of applicable exchanges, and the planned steps for an orderly transition.

4. Internal Financial Controls and Operations

The duties and responsibilities of the Committee related to internal financial controls procedures are:

a.

to review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

b.

to discuss with the independent auditor and CFO’s financial and accounting personnel, both together and separately, the adequacy and effectiveness of the internal controls over financial reporting, whereby eliciting recommendations for the improvement of such internal control procedures or specific areas where new or more detailed controls may be desirable;

c.	review compliance under the Company's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate;

d.	review and resolve any unresolved issues between management and the external auditor that could affect the financial reporting or internal controls of the Company;

e.	to review the internal control and approval policies and practices concerning the expenses of the officers of the Company, including the use of the Company’s assets;

f.	to establish procedures for:

i.	the confidential receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

ii.	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

g.

review the disclosure made by the Company’s CEO and CFO during their certification process of the Company’s financial statements for consistency against the disclosure to and information made available to the Committee, before such certificates are disclosed to the public.

5. Risk Management

The duties and responsibilities of the Committee related to risk assessment and management are to:

a.

oversee the Company’s management to ensure that management discharges its responsibility to identify financial risks faced by the Company, including identifying the Company’s insurance coverage needs; and

b.

to discuss with management the Company’s major financial risk exposure and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.